UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2026

Zheyuan Liu
Chief Executive Officer
Tantech Holdings Ltd
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province 323000
People's Republic of China

Re: Tantech Holdings Ltd
Draft Registration Statement on Form F-3
Submitted June 2, 2026
CIK No. 0001588084

Dear Zheyuan Liu:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Anthony W. Basch, Esq.